                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                _______________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             CKE Restaurants, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   485636104
                                 (CUSIP Number)

                                Frank P. Willey
                                   President
                       Fidelity National Financial, Inc.
                           2100 Southeast Main Street
                                   Suite 400
                           Irvine, California  92714
                              Tel. (714) 852-9770

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 11, 1995
            (Date of Event Which Requires Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement /x/.



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                                  SCHEDULE 13D

CUSIP NO.:  485636104

(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS. No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      / /

         (b)      /x/

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                 / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  256,000

         (8)     SHARED VOTING POWER:  0

         (9)     SOLE DISPOSITIVE POWER:  256,000

         (10)    SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  256,000

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                            /x/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.36%

(14)     TYPE OF REPORTING PERSON:  CO





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ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "CKE Common Stock"), of CKE Restaurants, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 120 North Harbor Boulevard, Anaheim, California 92801.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). The principal executive offices of Fidelity are located at 2100 Southeast Main Street, Suite 400, Irvine, California 92714. Fidelity is a holding company engaged in the business of issuing title insurance policies and performing other title-related services through its underwriting subsidiaries.

         Information regarding the directors and executive officers of Fidelity is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of Fidelity are citizens of the United States.

         During the last five years, neither Fidelity nor, to the best knowledge of Fidelity, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 256,000 shares of CKE Common Stock beneficially owned by Fidelity were purchased with general working capital funds of Fidelity during the period between December 30, 1994 and January 11, 1995, for an aggregate purchase price of $1,777,175 (net of brokerage commissions).

ITEM 4.  PURPOSE OF TRANSACTION.

         Fidelity has purchased the shares of CKE Common Stock referred to above for the purpose of investment.

         A group (the "Cannae Group") comprised of Cannae Limited Partnership, a Nevada Limited Partnership ("Cannae"), Folco Development Corporation, a Nevada corporation ("Folco"), Frank P. Willey ("Mr. Willey"), Daniel V., Inc., a
Nevada Corporation ("Daniel"), and The Daniel D. Lane Revocable Trust





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(the "Lane Trust") own in the aggregate 4,343,752 shares of CKE Common Stock.
Information concerning the Cannae Group and certain individuals and entities who are limited partners of Cannae and who have identified themselves as members of the Cannae Group is contained in the Schedule 13D with respect to shares of CKE Common Stock beneficially owned by the Cannae Group (the "Cannae Group 13D"). Certain individuals who are members of or otherwise associated with the Cannae Group are directors, officers or employees of Fidelity. In particular, (1) William P. Foley, II ("Mr. Foley"), the Chairman of the Board and Chief Executive Officer of Fidelity, is (i) the President of Bognor Regis, Inc., a Nevada corporation and the sole general partner of Cannae, (ii) the President of Folco, which is a limited partner of Cannae and which in addition owns directly 463,750 shares of CKE Common Stock and (iii) together with his wife, the trustor of a trust which is the sole shareholder of Folco; (2) Mr. Willey, the President of Fidelity, is a limited partner of Cannae and in addition owns directly 10,000 shares of CKE Common Stock; (3) Daniel D. (Ron) Lane ("Mr. Lane"), a director of Fidelity, is the President and sole stockholder of Daniel and the trustee of the Lane Trust, each of which are limited partners of Cannae and which in addition own directly in the aggregate 50,000 shares of CKE common stock; (4) Robert L. Berry, Senior Vice President of Fidelity National Title Insurance Company ("Fidelity Title"), a subsidiary of Fidelity, is a trustee of the Berry Living Trust dated November 5, 1987, which is a limited partner of Cannae; (5) Max Hickman, a consultant to Fidelity Title, is a limited partner of Cannae; (6) Lawrence Calinda, Vice President of Fidelity and Executive Vice President and Regional Manager of Fidelity Title, is a limited partner of Cannae; (7) Wayne Diaz, President of American Title Insurance Company, an indirect subsidiary of Fidelity, is a limited partner of Cannae; (8) Carl A. Strunk, Executive Vice President, Chief Financial Officer and Treasurer of Fidelity, is a limited partner of Cannae and (9) Daniel M. Culnane, a Vice President of Fidelity Title, is a limited partner of Cannae.

                 In addition to the relationships described above, Mr. Foley is Chairman of the Board and Chief Executive Officer of the Company, Mr. Lane is a director of the Company and the Chief Executive Officer of Boston Pacific, Inc., a subsidiary of the Company, and Mr. Willey is a director of the Company.

                 By virtue of the relationships described above, Fidelity could be deemed to be a member of a group with respect to shares of CKE Common Stock comprised of Fidelity and the Cannae Group, and accordingly, pursuant to Rule 13d-5(b)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Fidelity could be deemed to be the beneficial owner of the shares of CKE Common Stock beneficially owned by the members of the Cannae Group. Fidelity expressly disclaims that it has entered into an agreement with the Cannae Group for purposes of acquiring, holding, voting or disposing of equity securities of the Company and further disclaims that it is a member of a group





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with respect to such securities comprised of Fidelity and the Cannae Group.
Fidelity further expressly disclaims beneficial ownership of the shares of CKE Common Stock beneficially owned by the members of the Cannae Group, other than those shares owned directly by Fidelity.

         Notwithstanding the foregoing and notwithstanding that Fidelity has acquired the shares of CKE Common Stock for the purpose of investment, Fidelity may at any time in the future determine to, and expressly reserves the right to, take actions with respect to the Company and/or its equity securities in parallel to or in concert with actions taken by the Cannae Group, if and to the extent that Fidelity determines that the taking of such actions by Fidelity are in the best interests of Fidelity and its shareholders. Fidelity reserves the right, however, to take any such actions independent of any actions of, or any plans or proposals of, the Cannae Group.

         Except as specified above, Fidelity does not have any specific plans or proposals that relate to or would result in any of the actions specified in
Item 4 of Schedule 13D but retains the right to take all such actions as it may deem appropriate. Subject to the continuing review of the business prospects of CKE and depending on market conditions, economic conditions and other relevant factors (including, without limitation, conditions with respect to Fidelity), Fidelity may determine (either independent of or in concert with the Cannae Group, as described above) to increase, decrease or entirely dispose of its holdings in CKE, purchase by private purchase, in the open market, by tender offer or otherwise, additional equity securities of CKE for investment, or acquire or seek to acquire control of CKE by merger, proxy solicitation, exchange of securities, asset acquisition, tender offer or in privately negotiated transactions on such terms and at such times as it may consider desirable.

         With respect to those officers and directors of Fidelity who are members of or otherwise associated with the Cannae Group, reference is made to the Cannae Group 13D for information regarding the purposes, plans and proposals of such persons in their capacity as members of the Cannae Group, and not in their capacity as officers and directors of Fidelity, regarding the Company and its securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the close of business on January 11, 1995, Fidelity was the direct beneficial owner of 256,000 shares of CKE Common Stock, which constitutes 1.36% of the outstanding shares of CKE Common Stock (based on 18,770,221 shares of CKE Common Stock outstanding as of January 4, 1995, as reported to Fidelity by the Company). Fidelity has the sole power to vote, direct the voting of, dispose of and direct the disposition of such shares of CKE Common Stock. Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or the





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proceeds from the sale of, such shares of CKE Common Stock.  Transactions in
CKE Common Stock by Fidelity effected in the past 60 days are described in
Schedule II hereto, which schedule is hereby incorporated by reference. All such transactions were effected by Fidelity in the open market on the NASDAQ National Market System.

         With respect to the share and percentage ownership of CKE Common Stock by the Cannae Group and its members (including those members who are officers, directors or employees of Fidelity), reference is made to the Cannae Group 13D. As indicated above, Fidelity disclaims beneficial ownership of the shares of CKE Common Stock beneficially owned by the Cannae Group and its members.

         Except as described above or in the Cannae Group 13D, neither Fidelity nor, to the best knowledge of Fidelity, any of the persons referred to in
Schedule I attached hereto, beneficially own any shares of CKE Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

         Except as described herein, neither Fidelity nor, except as described in the Cannae Group 13D, any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.





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                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 1995


                                          Fidelity National Financial, Inc.



                                          By:  /s/ Frank P. Willey
                                               ----------------------------
                                               Name:   Frank P. Willey
                                               Title:  President





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                                                                      SCHEDULE I


            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON


                 The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States.

DIRECTORS OF Fidelity:

William P. Foley, II, Chairman of the Board and Chief Executive Officer, 2100 Southeast Main Street, Suite 400, Irvine, California 92714.

Frank P. Willey, President, 2100 Southeast Main Street, Suite 400, Irvine, California 92714.

William A. Imparato, General Partner, Parkwest Development Corporation, 1500 East Bethany Home Road, Phoenix, Arizona 85014.

Stephen C. Mahood, President of Stephen Mahood Investments, 500 Crescent Court, Suite 270, Dallas, Texas 75201.

Daniel D. (Ron) Lane, Chairman, Lan/Kuhn Pacific, 14 Corporate Plaza, Newport Beach, California 92660.

J. Thomas Talbot, Owner, The Talbot Company, 500 Newport Center Drive, Suite 900, Newport Beach, California 92660.

Samuel A. McCullough, Chairman of the Board and Chief Executive Officer, Meridian Bancorp, Inc. 35 North 6th Street, Mezzanine, Reading, Pennsylvania 19601.

Cary H. Thompson, Senior Vice President, Oppenheimer & Co., Inc., 10990 Wilshire Boulevard, Los Angeles, California 90024.

OFFICERS OF Fidelity:

William P. Foley, II Chairman of the Board, President and Chief Executive
Officer.

Frank P. Willey, President.

Carl A. Strunk, Executive Vice President, Chief Financial Officer and
Treasurer.

Andrew F. Puzder, Executive Vice President and General Counsel.





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Cynthia J. Hunt, Vice President and Secretary.

Jo Etta Bandy, Vice President, Investor Relations.

Lawrence E. Calinda, Vice President.

Raymond R. Quirk, Vice President.





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                                                                     SCHEDULE II


                     Schedule of Transactions in the Shares


                                No. of Shares                Price Per
      Date                        Purchased                    Share
      ----                      -------------                ---------
   12/30/94                        58,500                     $7.000
   12/30/94                        11,500                      6.875
   01/03/95                        20,000                      7.000
   01/03/95                           200                      6.875
   01/04/95                         4,400                      6.875
   01/05/95                        54,900                      7.000
   01/05/95                           500                      6.875
   01/06/95                        41,000                      7.000
   01/06/95                        50,000                      6.750
   01/09/95                        10,300                      7.000
   01/09/95                         1,000                      6.750
   01/11/95                         3,700                      7.000





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